SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                        Government Properties Trust, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38374W107
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                         Cadmus Capital Management, LLC
                        150 East 52nd Street, 27th Floor
                               New York, NY 10022
                                 (212) 829-1633
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 7, 2006
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cadmus Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,281,674

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,281,674

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,281,674

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     6.2%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cadmus Capital Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     988,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     988,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     988,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.8%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jed Bonnem

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,281,674

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,281,674

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,281,674

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     6.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Chris Vulliez

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
            WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,281,674

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,281,674

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,281,674

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.2%

12.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   38374W107
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Government Properties Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's offices is 13625 California Street, Suite 310, Omaha, Nebraska, 68154. This schedule relates to the Issuer's Common Stock (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Cadmus Capital Management, LLC, Cadmus Capital Fund, Ltd., Jed Bonnem and Chris Vulliez (the "Reporting Persons"). Cadmus Capital Management, LLC, Jed Bonnem and Chris Vulliez' principal business address is located at 150 East 52nd Street, 27th Floor, New York, NY 10022. Cadmus Capital Fund, Ltd.'s principal address is located at c/o BISYS Hedge Fund Services (Cayman) Limited, P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands. Mr. Bonnem and Mr. Vulliez serve as managing members of Cadmus Capital Management, LLC. Mr. Bonnem and Mr. Vulliez are United States citizens.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Cadmus Capital Management, LLC, may be deemed to beneficially own 1,281,674 shares.

     As of the date hereof, Cadmus Capital Fund, Ltd., may be deemed to beneficially own 988,600 shares.

     As of the date hereof, Jed Bonnem may be deemed to beneficially own 1,281,674 shares.

     As of the date hereof, Chris Vulliez may be deemed to beneficially own 1,281,674 shares.

     The source of funds used to purchase the securities reported herein was the working capital of private investment funds (the "Funds") over which the Reporting Persons have investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares reported herein were acquired for, and are being held for, investment purposes by Cadmus Capital Management, LLC on behalf of the Funds. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business.

     In an effort to protect the investments made on behalf of the Funds, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.

     As the Reporting Persons are satisfied with the current merger proposal with Record Realty Trust, they have no current intention of attempting to influence the management of the Issuer. However, if such merger does not occur, the Reporting Persons may be involved in and may plan for their involvement in any or all of the following:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any material change in the present capitalization or dividend policy of the Issuer;

     (5) any other material change in the Issuer's business or corporate structure;

     (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (9)  any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Cadmus Capital Management, LLC may be deemed to be the beneficial owner of 1,281,674 Shares, or 6.2% of the Shares, based upon the 20,800,000 Shares outstanding as of November 1, 2006, according to the Issuer's most recent Form 10-Q.

     Cadmus Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,281,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,281,674 Shares.

     As of the date hereof, Cadmus Capital Fund, Ltd. may be deemed to be the beneficial owner of 988,600 Shares, or 4.8% of the Shares, based upon the 20,800,000 Shares outstanding as of November 1, 2006, according to the Issuer's most recent Form 10-Q.

     Cadmus Capital Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 988,600 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 988,600 Shares.

     As of the date hereof, Jed Bonnem may be deemed to be the beneficial owner of 1,281,674 Shares, or 6.2% of the Shares, based upon the 20,800,000 Shares outstanding as of November 1, 2006, according to the Issuer's most recent Form 10-Q.

     Mr. Bonnem has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,281,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,281,674 Shares.

     As of the date hereof, Chris Vulliez may be deemed to be the beneficial owner of 1,281,674 Shares, or 6.2% of the Shares, based upon the 20,800,000 Shares outstanding as of November 1, 2006, according to the Issuer's most recent Form 10-Q.

     Mr. Vulliez has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,281,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,281,674 Shares.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares since the previous Schedule 13D was filed on May 8, 2006 by the Reporting Persons with respect to the Issuer are set forth in Exhibit B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly

     Exhibit B: Schedule of Transactions in the Shares.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 20, 2006
                                         ---------------------------------------
                                                        (Date)


                                         CADMUS CAPITAL MANAGEMENT, LLC*

                                         BY: /s/ Jed Bonnem
                                         -----------------------------------
                                         Name: Jed Bonnem
                                         Title: Managing Member

                                         CADMUS CAPITAL FUND, LTD.*

                                         BY: /s/ Chris Vulliez
                                         -----------------------------------
                                         Name: Chris Vulliez
                                         Title: Director



                                         /s/ Jed Bonnem*
                                         -----------------------------------
                                         Jed Bonnem


                                         /s/ Chris Vulliez*
                                         -----------------------------------
                                         Chris Vulliez



* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                    EXHIBIT A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated November 20, 2006 relating to the Common Stock of Government Properties Trust, Inc. shall be filed on behalf of the undersigned.


CADMUS CAPITAL MANAGEMENT, LLC

BY: /s/ Jed Bonnem
----------------------
Name: Jed Bonnem
Title: Managing Member

CADMUS CAPITAL FUND, LTD.

BY: /s/ Chris Vulliez
----------------------
Name: Chris Vulliez
Title: Director


/s/ Jed Bonnem
----------------------
Jed Bonnem


/s/ Chris Vulliez
----------------------
Chris Vulliez


November 20, 2006

                                    EXHIBIT B

                           TRANSACTIONS IN THE SHARES

                                 Number of Shares
          Date of Transaction    Purchase/(SOLD)       Price of Shares
          -------------------    ---------------       ---------------

Cadmus Capital Management, LLC; Jed Bonnem; and Chris Vulliez


               6/9/2006                1,850               8.5476
               11/7/2006             (398,679)            10.5797
               11/10/2006            (200,000)            10.6197


Cadmus Capital Fund, Ltd.

               6/9/2006                3,150               8.5476
               11/7/2006             (101,321)            10.5797




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